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SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Annual Financial Report 2009 and Notice of 2010 AGM
Released	13:01 18-Mar-2010
Number	HUG1394882





Copies of the Elementis plc Annual Report and Accounts 2009 and Notice of Annual General Meeting 2010 have been submitted to the UK Listing Authority, and will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Tel: (0) 20 7066 8224.

Printed copies of the above documents, together with forms of proxy, will be posted to shareholders tomorrow. PDF and interactive PDF versions of the Annual Report and Accounts and Notice of Meeting can also be viewed on the Company's website from 19 March 2010 at: http://www.elementis.com/investors/shareholdercomm.html.

Annual Financial Report

In accordance with Disclosure and Transparency Rule 6.3.5, Elementis plc ("the Company") sets out below the following additional information required to be made through a Regulatory Information Service ("RIS"): Principal risks and uncertainties; and Directors' responsibility statement. The information below, which is extracted from the 2009 Annual report and accounts, is included solely for the purpose of complying with DTR 6.3.5(2) and the requirements it imposes on issuers as to how to make public annual financial reports.

The information below should be read in conjunction with the Company's Preliminary results announcement for the year ended 31 December 2009, which was published through a RIS on 23 February 2010. Together these announcements constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a RIS.

ADDITIONAL INFORMATION REQUIRED BY DISCLOSURE AND TRANSPARENCY RULE 6.3.5

All references to 'Annual report', page references and cross-references to 'notes to the financial statements' below relate to the 2009 Annual report and accounts, a copy of which is available as described above.

"Principal risks and uncertainties

Risk management framework and review

The Board is ultimately responsible for the management of risk in the Group. With guidance from management and advisers, where appropriate, it sets the tone for the Group's policies on risk, appetite for risk and levels of risk tolerance and specifically approves: the Group's insurance programme and risk management policies and plans; significant insurance and/or legal claims and/or settlements; major acquisitions, disposals and capital expenditures; and the Group's Annual Operating and Three Year Plans. The day to day management of risk is delegated to the executive directors and the management team, who have specific responsibility for ensuring compliance with and implementing policies at corporate, divisional and business unit level. The Board retains an oversight role and has a schedule of matters specifically reserved to it for decision, with strict delegation of authority limits that have been communicated throughout the businesses and are well understood by the management team and business leaders.

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During 2009, the Chief Executive, Finance Director and the rest of the senior management team (comprising the business managing directors and other functional heads) met formally eleven times to review business strategy and performance, including matters concerning risk management, where appropriate. Management reports key risk management activities to the Board at least four times a year, with further reports on an ad hoc basis as appropriate. The first report was in June to present the Group's insurance renewal proposals and highlight any significant change in insurance underwriters' perception of the organisation from a risk transference standpoint. The second briefing in October involved presentations from the businesses on health, safety, environmental and legal risks. In December, a summary of the Group's risk management processes, including a summary of the key risks identified by management during its formal annual review of risk and risk management activities, was presented to the Board for approval. At the December Board review, business and corporate risk maps prepared by management were discussed and approved. These risk maps summarise key risks from a list of risks identified by the businesses and are categorised and ranked according to severity and likelihood, along with actions recommended or implemented to reduce or eliminate the risk. The Board then reviewed and approved the disclosures on principal risks and uncertainties and the description of risk management activities in the Annual Report, as well as the statement on internal control, at its meeting in February.

At its other meetings during 2009, the Board discussed other risks related to the triennial valuation of the UK pension fund, the economic downturn and the Group's borrowing facility and associated covenants. In addition to the presentation of legal risks at its meeting in October, the Board receives legal reports at its February and July meetings, as part of the general review and approval of the respective preliminary results announcement and Annual Report and the interim management report and half year results. The Board is kept appropriately advised throughout the year of any material legal issues or developments that may arise.

Another important part of the Board's approach to risk management concerns the Company's system of internal control and the processes that have been put in place to manage the associated financial, operational and compliance risks and keep them under review. A key aspect of the internal control framework is the internal audit service and the role of the Audit Committee. The report of the Audit Committee, including a description of its role, and the statement on internal control are set out in the Corporate governance report on pages 27 and 28.

The Group carried out a benchmarking exercise of its risk management processes last year, comparing its processes and standards with the UK Risk Management Standard ("Standard"), issued by the Association of Insurance and Risk Managers and the Institute of Risk Management. One or two areas of improvement were identified, which have since been addressed, but otherwise the Group is considered to have met most of the requirements of the Standard which are that the Group is aware of the need for sound risk management procedures and demonstrates strong risk awareness and a culture built around mitigation wherever possible. In 2009 the Group continued to invest time and resource across a range of risk management strategies. These included actions to reduce the severity and likelihood of some risks, and working closely with the Group's insurance broker and major insurer to transfer other risks. However, despite best efforts, it is recognised that there remains the possibility that an identified risk may turn into a reality, or that a previously unidentified risk manifests itself, causing loss to the Company. Elementis has an established Business Continuity Plan ("BCP") to help ensure that the business can continue to operate in the event of a major incident or crisis. The BCP is embedded throughout the organisation and is periodically tested, audited and subject to continual improvement.

Commercial risk

The main risk and uncertainty currently facing the Group's businesses is the extent to which the economy can recover from the recent economic recession and the threat of a double-dip recession in 2010. However, the actions taken by management in 2009 have lowered the business' cost base, thereby making it more resilient against the effects of a further deterioration in economic conditions. The geographical spread of customers and the breadth of product applications help to reduce the Group's exposure to local economic downturns. The closure of the UK chromium facility in 2009 has reduced the exposure of the Chromium business to economic downturn as the remaining US business' manufacturing base is better able to maintain margins because of its more flexible production facilities and more differentiated products.

Regulatory risk

Regulations such as REACh (the EU's regulations on the Registration, Evaluation, Authorisation and Restrictions of Chemicals) could affect sales of some chemicals. The Group mitigates this risk by ensuring that all of its products are fully compliant with the REACh regulations. There is also a risk that new regulations could restrict the Group's sales of some of its products or cause customers to look for alternative products. The Group mitigates this risk by continually seeking to diversify its product range and to develop products that meet or anticipate its customers' needs, including any regulatory concerns.

Raw materials and energy risks
A significant part of the Specialty Products business depends on hectorite clay from the Group's own open pit mine in California. While this provides a secure source of clay, there remains a risk from the exposure to flash flooding and earthquake, which is known to have occurred in the past in that region and so may recur in the future. Sufficient inventory of mined ore is held at the surface level to minimise the impact and disruption that such an event might cause.

The Chromium business is particularly sensitive to energy pricing. Climate change regulations designed to reduce carbon dioxide emissions from fossil fuels as well as global supply/demand trends for energy could make energy more expensive in the future. To mitigate this, the Group works continually on improving energy efficiency and to secure stable energy supplies through hedging contracts and by investing in a capability to use multiple sources of fuel.

IT risk
The Group is highly dependent on IT systems for managing its businesses. There is the ever present threat of a security breach and disruption to voice and data infrastructure, which is a risk common to many organisations. The Group has an ongoing review programme in place to ensure that systems are updated and maintained adequately and in a timely manner. Overall Elementis is confident that it has a high level of resilience in its IT systems and infrastructure, and that IT management has adopted good industry practices for protecting against malicious attacks and operational downtime from other non malicious problems including fire, natural perils and staff unavailability.

Legal, governance, compliance and insurance risk
Other risks faced by the Company include governance and compliance risk. Lack of Board oversight and processes or ineffective management teams can lead to significant financial loss or loss of strategic direction. These risks are mitigated by regular Board meetings with a comprehensive agenda, regular evaluations of Board and management team members and regular Board reviews of strategy, business plans and compliance programmes. Like many companies, the Company's UK pension fund has seen the size of its deficit increase over the past few years, largely as a result of changes in assumptions that are used in the valuation of pension liabilities, such as the rate of mortality, as well as depressed equity prices and bond yields. Changes to these assumptions or to pensions legislation could have a material impact on the size of the pension fund deficit and the Company's ongoing funding liability.

Breach of anti-trust, HSE or other laws or regulations from historical or ongoing operations can lead to a major financial loss, public censure or both, thereby damaging the creditworthiness and or reputation of the Company; either of which can damage the Company's long and short term market value. These risks are mitigated by our risk management programmes, including: web-based compliance training for employees; regular HSE compliance audits, supported by external advisers and the internal audit service; and insurance.

In terms of the key legal risks, there is a risk of material toxic tort, environmental and other claims from historical and ongoing operations. Some of these risks, in the case of previously owned operations, may be mitigated or reduced as a result of continuing warranties or indemnity provisions negotiated when such operations were disposed of. Despite having insurance in place there is always the possibility of an under-insured or uninsured claim and, in the extreme, an insured limit might be exceeded. However, Elementis has a robust programme in place to actively manage and defend against legal action or claims relating to its operations, products and manufacturing facilities. The programme is led by the Group General Counsel, who is supported by an in-house team and professional advisers. Litigation reports are reviewed regularly by the Board.

In connection with the EU Commission investigation into competition issues relating to heat stabilisers, the outcome of that investigation and the Company's response to it is described in the Chairman's statement.

Treasury policies and objectives
Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury function which manages and monitors external and internal funding requirements and the following treasury risks:

- Credit risk,
- Liquidity risk,
- Market risk.

These risks and the Group's policies to manage them are set out in note 22 to the Financial Statements."

Directors' responsibility statement
The 2009 Annual report and accounts contain a responsibility statement in the form set out below on page 25.

"The directors, all of whom are shown on page 20, confirm that to the best of their knowledge:

- the financial statements, prepared in accordance with applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

- the Directors' report includes a fair review of the development and performance of the business and position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

The Directors' responsibility statement has been approved by the Board and signed on its behalf by:

Brian Taylorson
Finance Director
23 February 2010"

Wai Wong
Company Secretary
020 7408 9303

18 March 2010

HUG#1394882

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